UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 7, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                       KPN sells Application Management and Consultancy to Getronics, dated December 7, 2004.

Press release

Date
December 7, 2004
KPN sells Application Management and Consultancy to Getronics	Number
061pe

KPN and Getronics have reached final agreement concerning the acquisition by Getronics of KPN’s Application Management and Consultancy (AMC) activities as per December 1st 2004. An announcement was made on 13 September that a letter of intent had been signed.

Application Management and Consultancy, with revenues of about EUR 16 million per annum, is part of KPN’s business unit Integrated and Managed Solutions. Getronics Netherlands will take on the 117 AMC employees from KPN.

Application Management Consultancy’s core activities are providing services in the area of functional and technical application management for business clients.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: December 9, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel